UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2008

Commission File Number: 000-19884

LEADING BRANDS, INC.
(Translation of registrant's name into English)

Suite 1800 – 1500 West Georgia Street
Vancouver, British Columbia V6G 2Z6 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X ] Form 20-F   [               ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [               ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [               ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [               ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-146271, and into the prospectus that forms a part of that registration statement, and to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-146271, and into the prospectus that forms a part of that registration statement, and to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SUBMITTED HEREWITH

Exhibits

99.1	News Release Dated July 2, 2008

99.2	News Release Dated July 8, 2008

99.3	Interim Fianncial Statements for the Period Ended May 31, 2008

99.4	Form 52-109F2 Certification of Interim FIlings - CEO

99.5	Form 52-109F2 Certification of Interim Filings - CFO

99.6	Report of Voting Results

99.7	Material Change Report Dated June 26, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEADING BRANDS, INC.
(Registrant)

Date: July 8, 2008	By:	/s/ Marilyn Kerzner
Marilyn Kerzner

	Title:	Director of Corporate Affairs